PURE GOLD
MINERALS INC. T.PUG

04024685

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dw 5/4

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

April 28, 2004 *TSX SYMBOL: PUG*

Third Quarter Results

Pure Gold Minerals Inc. (TSX:PUG) has released its third Quarter Report containing financial statements in Canadian Funds, prepared without audit, for the nine months ended February 29, 2004 (the "Quarterly Report"). Pursuant to the requirements of National Instrument 54-102, this news release provides a summary of the information contained in the Quarterly Report filed with the regulatory authorities through SEDAR (www.sedar.com) and has mailed it to shareholders whose names appear on the Corporation's Supplemental List.

As of April 27, 2004 there were 96,662,045 Common Shares issued and outstanding. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange under the symbol "PUG".

Exploration Review

North James Bay

The Corporation holds a 50% interest in the North James River Property (50% owned Bard Ventures Ltd.) The Property is located immediately west and to the north of the High Lake massive sulphide property currently being drilled by Wolfden Resources Inc. ("Wolfden"), approximately 550 km north-northeast of Yellowknife, NWT.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden deposit. The High Lake greenstone belt varies from 5 to 30 km in width and extends 140 km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

Airborne Survey:

The Corporation has just completed an airborne magnetometer and electromagnetometer survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit but also hosts the gold mineralization outlined by BHP in the 1990's. The survey has been conducted by Fugro Airborne Surveys and results expected in four weeks determine further exploration activities that may include drilling.

Northwest Territories/Nunavut

Ashton continues to explore the Joint Venture lands on Pure Gold's behalf. Although Artemisia results were disappointing, the Joint Venture has targets in the area and the planned 2004 program may include drilling of targets defined by indicator sampling and geophysical surveys.

Slave Regional Joint Venture – Lawsuit

In February 2004, the Corporation reached agreement with Ashton to settle the lawsuit commenced by the Corporation in May 2002 and to terminate the Slave joint venture agreement.

.../Cont'd

The Corporation and Ashton have explored for diamonds in the Slave geological province under a joint venture originally established in 1993. As at January 31, 2004, the joint venture held 219,000 hectares of mineral claims in Nunavut and the Northwest Territories in which the approximate beneficial interests of the parties were Pure Gold, 10 percent and Ashton, 90 percent.

The litigation centered on cross-allegations of breach of the Slave joint venture agreement. The agreement to dismiss the lawsuit is subject to certain conditions including the following: (a) the Slave joint venture agreement is terminated; (b) Pure Gold will transfer its beneficial interest in the Slave joint venture properties to Ashton in return for a 1.5 percent diamond royalty; and (c) Pure Gold will grant Ashton a one percent diamond royalty over the approximately 40,000 hectares of mineral claims constituting the North James River property in Nunavut in which Pure Gold and Bard Ventures Ltd. each hold a 50 percent interest.

With the termination of the Slave Joint Venture agreement, each party is entitled to explore in Nunavut and the Northwest Territories free and clear of any obligation to the other except for the reciprocal royalty entitlements described above and the provisions of the agreements with third parties that pertain to the Star, Roundrock and Cross properties in the Northwest Territories.

Alberta Joint Venture – Buffalo Hills Project

Over the past year, exploration continued on the Buffalo Hills project through the Joint Venture with Ashton and EnCana. Following additional detailed ground geophysics, delineation drilling of K252 and additional drilling of K6 was completed. Drilling results continue to disappoint.
Although drilling was successful in discovering two new kimberlites, K296 and K300 and the drilling of K-6 also identified an additional area of kimberlite, the results were sub-economic.
An airborne EM geophysical survey has been commissioned over an additional area of the property. This survey has been undertaken because the drilling of an EM anomaly with no magnetic anomaly led to the discovery of the K252 kimberlite. This higher-grade kimberlite was the first discovered using EM. Exploration in 2004 will focus on evaluating anomalies identified by this survey and potentially drill new targets.

Discussion of Operations and Financial Condition

The Corporation's working capital as at February 29, 2004 was $1,107,197 compared with $549,843 as at May 31, 2003.

The Corporation had a net loss of $1,083,889 for the nine months ended February 29, 2004 compared with $789,567 in the 2003 period. The increase in 2004 is substantially due to the stock-based compensation allocation.

Financings, Principal Purposes and Milestone

In December 2003, the Corporation closed the placement of 4,520,900 flow-through units at a price of $0.11 per flow-through unit and 2,500,000 non flow-through units at a price of $0.10 per non flow-through unit, through Haywood Securities Inc. (the "Agent"). Non-arm's length parties purchased an aggregate of 600,000 of the non flow-through units. Each flow-through unit consists of one flow-through common share and one-half of one share purchase warrant. Each non-flow-through unit consists of one common share and one share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

The Agent received a commission consisting of 8% cash of the gross proceeds raised and a compensation option to acquire that number of units as is equal to 10% of the number of units sold to arm's length parties pursuant to this private placement. Each unit consists of one common share and one share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005. The Agent also received a corporate finance fee of 150,000 units plus GST, with each unit consisting of one common share and one common share purchase warrant entitling the Agent to purchase one additional common share at a price of $0.12 per share at any time on or before December 19, 2005.

Liquidity and Capital Resources

During the nine month period, cash resources increased by $452,653 compared to a decrease of $841,061 in the 2003 period. Expenditures for operating activities were $568,385 (2003 - $675,942) and mineral properties were $212,014 (2003 - $586,416). The Company raised $1,064,513 (2003 - $282,222) in capital by issuing shares, and $190,315 (2003 - $103,297) on proceeds from the sale of marketable securities. Working capital as at February 29, 2004 was $1,107,197 (2003 - $264,826).

Mineral property expenditures were $32,000 in acquisition costs and $180,014 in deferred exploration expenditures. Exploration was conducted on the Company's properties in the Northwest Territories, Nunavut, and Alberta.

As at February 29, 2004, the Company had paid up capital of $52,007,187 (2003 - $50,942,674), representing 95,700,080 common shares without par value, $897,402 of contributed surplus, and a deficit of $46,822,112 resulting in a shareholders' equity of $6,082,477.

Subsequent Events

On March 15, 2004, the Series H common share purchase warrants of the Corporation (PUG.WT) expired and were delisted at that time. Each Series H warrant plus $0.10 was exercisable into one common share of the Corporation. Gross proceeds of approximately $110,000 were raised through the exercise of the Series H warrants.

A copy of the full Quarterly Report will be provided to any shareholder who requests it.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca